UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-36430

Tuniu Corporation

6, 8-12th Floor, Building 6-A, Juhuiyuan

No. 108 Xuanwudadao, Xuanwu District

Nanjing, Jiangsu Province 210023

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        ☒              Form 40-F        ☐

Passing Away of an Independent Director

Tuniu Corporation (NASDAQ: TOUR) (“Tuniu” or the “Company”) announced with deepest sorrow that Mr. Onward Choi, an independent director of the Company, chairman of the Company’s audit committee and compensation committee, and member of the Company’s nominating and corporate governance committee, has passed away.

Mr. Choi served as our independent director since May 2014, and made invaluable contributions to our corporate governance practices during his tenure of office. We would like to express our greatest appreciation for Mr. Choi’s valuable contribution to the Company and convey our sincere condolences to Mr. Choi’s family and friends.

The Company intends to maintain an eight-person board with five independent directors. The Company expects to make further announcements regarding the plan for succession at a future date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tuniu Corporation
By:	/s/ Anqiang Chen
Name:	Anqiang Chen
Title:	Financial Controller

Date: June 27, 2023